April 25, 2006

Via U.S. Mail

Thomas Walker
Vice President, General Counsel
Microvision, Inc.
6222 185th Avenue NE
Redmond, WA  98052

	Re:	Microvision, Inc.
		Schedule TO-I filed April 18, 2006
		SEC File No. 5-51199

Dear Mr. Walker:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule TO
Exhibit (a)(1) - Offer to Exchange
1. We note your indication throughout your offering materials that you intend to separately amend the terms of the "automatically repriced options" that are not subject to this offer to lower their exercise prices to the exercise price of the new options. Why is this repricing being conducted outside of this tender offer? Please revise to explain.
2. You also mention throughout your offering materials that "there may be some delay as to [optionholder`s] ability to exercise the vested portion of [their] new options." Please revise to elaborate upon why such a delay might exist. Considering we would expect you to pay the consideration in the offer (i.e. issue the new options) promptly upon expiration of the offer, it would be helpful to understand why there might be a delay to exercising the options.
	Summary Term Sheet
3. In "Where can I find out more information on the stock options that have been issued to me?" and on page 9 you indicate that option holders will receive a personalized election form, which will be delivered to them within the next week. We presume that this election form is, in substance, what you have filed as Exhibit
(a)(3)
to the Schedule TO-I. If option holders must wait to receive the personalized election form in order to tender, tell us why you believe that you have left the offer open for the requisite amount of time, pursuant to Rule 13e-4(f)(1)(i) and 14e-1(a).
4. In "How does this offer work?" you indicate that the vesting schedule of the new options "will begin on the replacement grant date, with 25% of the new options vesting immediately on that date."
What if option holders were vested as to a greater amount than 25%?
Will their vesting terms have been reduced? If so, please revise to state this or clarify, if true, that no eligible options have vested in excess of this percentage.
5. Also, consider providing an example as to how an option holder`s existing options will differ as compared to the terms of the new options. In doing so, please emphasize the point you make here that the expiration date of the eligible options will not change, such that if less than 3 years remain until the expiration date of the eligible options, the new options issued in exchange will never fully vest.
6. See "When will I receive my new options?" and your indication that
"additional time may be required to make the new options available to
[the optionholder] and provide [them] with documentation of the grant" and, in response to the question that follows, that option holders will receive their new option agreement within approximately three weeks of the replacement grant date. What will option holders receive reflecting their receipt of consideration in the offer, if not the documentation of the grant itself? Please advise with a view towards satisfying the requirement that you promptly pay consideration after the expiration of the offer pursuant to Rule 13e-
4(f)(5) and Rule 14e-1(c).

	The Offer, page 9
7. Revise your disclosure in the section entitled "Determination of
Validity; Rejection of Options..." and on page 13 under "Acceptance of options for exchange..." to clarify that you will pay the exchange consideration promptly following the expiration of the offer, not that you will promptly accept the options for exchange. Refer to Rules 13e-4(f)(5) and 14e-1(c).

	Conditions of the Offer, page 14
8. See the first paragraph, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
9. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the following:
* the references to "threatened" in the first and second bullet points;
* the references to "indirectly" in the first and second bullet points;
* the references to "contemplated benefits of the offer" the first and second bullet points; and
* the reference to "significant" in the third bullet point.
Please revise to clarify the conditions in accordance with this comment.
10. The disclosure in the last bullet point states that your offer may be terminated if "any change or changes shall have occurred or are pending in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Microvision that, in [y]our reasonable judgment, is or may be material to Microvision."
This condition appears to include both positive and negative effects on the business and may be so broad as to render the offer illusory because your reference to "is or may be" material is too vague to allow an option holder to judge the scope of this condition. Please revise your disclosure to clarify those changes or events that would allow termination of the offer.
	Information concerning Microvision, page 17
11. We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c) of
Regulation M-A. It does not, however, appear that you have included all of the summary information required by Item 1010(c); specifically, it does not appear that Items 1010(c)(4) or (5) have been provided. Please revise to include this information and disseminate the additional summary financial information to option holders.
	Miscellaneous, page 22
12. You refer to Lumera`s business, towards the end of this discussion. Please revise to clarify why you refer to Lumera.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (617) 951-7050:

Joel F. Freedman, Esq.
Ropes & Gray
Microvision, Inc.
April 25, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE